December 24, 2013

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn:	Russell Mancuso
Brian Soares

Re:	WaferGen Bio-systems, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 19, 2013
File No. 333-192003

Ladies and Gentlemen:

On behalf of WaferGen Bio-systems, Inc. (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated December 20, 2013 with respect to the registration statement on Form S-1, as amended (File No. 333-192003) (the “Registration Statement”).  The Registration Statement relates to the contemplated registration and offering (the “Offering”) of up to 11,278,129 shares of the Company’s Common Stock (the “Offering Shares”), consisting of (i) 5,893,750 issued and outstanding Offering Shares (the “Common Shares”), (ii) 1,625,000 Offering Shares issuable upon the conversion of Series 1 Convertible Preferred Stock (the “Series 1 Preferred”) and (iii) 3,759,379 Offering Shares issuable upon the exercise of warrants to purchase the Company’s Common Stock (the “2013 Warrants,” and together with the Common Shares and Series 1 Preferred, the “PIPE Securities”).  The Offering Shares are being registered for resale from time to time by the selling stockholders as described in the Registration Statement.

The PIPE Securities were sold by the Company in a private placement transaction, commonly referred to as a private investment in public equity or “PIPE,” the initial closing of which occurred on August 27, 2013 (the “August 2013 Private Placement”).  The Company filed the Registration Statement to fulfill its obligations under a Registration Rights Agreement dated August 27, 2013 by and among the Company and the Selling Stockholders (the “Registration Rights Agreement”).   A total of 202 Selling Stockholders purchased PIPE Securities from the Company in the August 2013 Private Placement and are eligible to participate in the proposed Offering subject to the terms and conditions of the Registration Rights Agreement.

Pursuant to the Registration Rights Agreement, no Selling Stockholder is entitled to be named as a Selling Stockholder in the Registration Statement or to use the related prospectus for resales of Offering Shares unless and until such Selling Stockholder has completed and returned a signed Selling Stockholder Questionnaire to the Company.  At the time of filing the initial Registration Statement on October 31, 2013, 182 Selling Stockholders had returned completed Selling Stockholder Questionnaires and were included in the Registration Statement.  At the time of filing Amendment No. 1 to the Registration Statement on December 19, 2013, an additional four Selling Stockholders had returned completed Selling Stockholder Questionnaires and were added to the Registration

U.S. Securities and Exchange Commission
December 24, 2013

Statement by Amendment No. 1.  As of December 19, 2013, 16 additional Selling Stockholders had not returned completed Selling Stockholder Questionnaires (the “Unnamed Selling Stockholders”).  As described in the Company’s response to Comment 3 below, the maximum number of Offering Shares subject to offering by the Unnamed Selling Stockholders were also added to the Registration Statement through Amendment No. 1 without specifically identifying the Unnamed Selling Stockholders.  For purposes of this response letter, the term “Selling Stockholders” refers to all of the Selling Stockholders that participated in the August 2013 Private Placement, including the Unnamed Selling Stockholders.

Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

Prospectus

1.	Please update your response to prior comment 1 to address the shares newly added for sale on this registration statement.

Response:  The following is an updated response to the Staff’s prior comment number 1.  The original response has been updated to address all of the Offering Shares, including the Offering Shares newly added for sale on the Registration Statement.  The newly added Offering Shares consist of 687,000 issued and outstanding Offering Shares and 343,500 Offering Shares issuable upon the exercise of warrants, and include 622,000 Offering Shares and 311,000 Offering Shares issuable upon the exercise of warrants that may be offered by the Unnamed Selling Stockholders.

We have reviewed the Staff’s prior guidance on PIPE transactions, as articulated in the Division of Corporation Finance’s Compliance and Disclosure Interpretation 612.09 (“C&DI 612.09”), which states in pertinent part:

The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the Selling Stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. (emphasis added)

The Staff has raised concerns in the past that following a PIPE transaction the selling stockholders may be acting as underwriters, and therefore that the resale shelf registration statement is an indirect primary offering, where a number of shares greater than one-third of the Company’s public float is sought to be registered for resale.

The standard of review for the Staff in deciding the “question of whether an offering styled a secondary one is really on behalf of the issuer” is an analysis of the facts and circumstances as articulated in C&DI 612.09.  Taken together, the totality of the facts and the circumstances surrounding the August 2013 Private Placement, as discussed below, demonstrate that the resales sought to be registered on the Registration Statement are not an offering “by or on behalf of” the Company under Rule 415(a)(4).

How long the Selling Stockholders have held the shares.

Over 118 days have passed since the initial closing of the August 2013 Private Placement on August 27, 2013 (which related to 10,251,379 Offering Shares or approximately 91% of the total Offering Shares) and over 84 days have passed since the second and final closing of the August 2013

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December 24, 2013

Private Placement on September 30, 2013 (which related to 1,026,750 Offering Shares or approximately 9% of the total Offering Shares).  During such time, none of the Selling Stockholders have sold any of the PIPE Securities or Offering Shares and, as discussed below, the Company is not aware of any plans of any Selling Stockholders to sell the Offering Shares in the near future.

Further, because there is no mandatory holding period to overcome for a PIPE transaction to be a valid secondary offering, the 119-day and 85-day periods that have already elapsed since the closings of the 2013 Private Placement are substantially longer than the holding period required by the Staff for valid PIPE transactions.  As set forth in the Division of Corporation Finance’s Compliance and Disclosure Interpretation 116.19 (“C&DI 116.19”), a valid secondary offering could actually occur immediately following the closing of a private placement.  C&DI 116.19 provides in pertinent part that:

In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement . . . .  The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.

This concept is consistent with custom and practice in the PIPE marketplace.  In many PIPE transactions, including this one, a registration statement is required to be filed shortly after closing and declared effective shortly thereafter.  However, an extended holding period was both contemplated by the Registration Rights Agreement and anticipated by the Selling Stockholders at the time they made their investments, as they and the Company anticipated a review of the Registration Statement by the Staff, which would significantly extend the amount of time before the Offering Shares could be registered for resale.

In addition, although the Company’s Common Stock is quoted on the OTC Bulletin Board, the trading volume of the Common Stock has historically been very low.  According to Yahoo! Finance, the three-month average daily trading volume in the Company’s Common Stock as of December 20, 2013 was only 1,261 shares.  Consequently, the Selling Stockholders do not have the ability to quickly exit their positions through open market sales and have been and will continue to be exposed to market risk since the closings of the August 2013 Private Placement.

The circumstances under which the Selling Stockholders received the shares.

The Selling Stockholders acquired the PIPE Securities in a bona fide private placement transaction pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act.  The cash proceeds from the sale of the PIPE Securities, net of fees paid to the Placement Agent (which is not a Selling Stockholder), escrow agent fees and legal fees, went directly to the Company, as will the entirety of any proceeds from the exercise of Warrants.  In addition, no Selling Stockholder or any affiliate of the Company received or will receive any payments in connection with the Private Placement or the conversion or exercise of the PIPE Securities.

As discussed further below, the Selling Stockholders made specific representations to the Company that they were acquiring the PIPE Securities and Offering Shares for their own accounts and not with a view to the resale or distribution thereof, and that they had no present intention of selling or otherwise distributing such securities.   The Company is neither aware of any evidence that would indicate that these specific representations were false nor aware of any evidence that the Selling Stockholders have any plan to act in concert to effect a distribution of the PIPE Securities or Offering Shares.

U.S. Securities and Exchange Commission
December 24, 2013

The Company is also not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.  A “distribution” requires special selling efforts.  Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as any road shows or other actions to condition the market for the Company’s Common Stock) by or on behalf of the Selling Stockholders have or would take place if the Registration Statement is declared effective.

The relationship of the Selling Stockholders to the Issuer.

A total of 202 Selling Stockholders purchased PIPE Securities from the Company in the August 2013 Private Placement and are eligible to participate in the proposed Offering subject to the terms and conditions of the Registration Rights Agreement, including the completion and return of a duly signed Selling Stockholder Questionnaire.

Of the Selling Stockholders, 176 Selling Stockholders were originally introduced to the Company by its placement agent, National Securities Corporation, in connection with the August 2013 Private Placement and are not otherwise affiliated with the Company (the “NSC Selling Stockholders”).  The NSC Selling Stockholders account for 8,240,625, or 73%, of the total Offering Shares included in the proposed Offering.

Of the remaining Selling Stockholders (the “Other Selling Stockholders”), four Selling Stockholders (i.e., The Shivji Family Trust dated June 12, 2000, Robert Coradini, Joel Kanter and The Kanter Family Foundation) (the “Participating Board Members”) are, or are controlled by, members of the Board of Directors of the Company.  These four Other Selling Stockholders account for approximately two percent of the Offering Securities.

Another six of the Other Selling Stockholders (i.e., Biomedical Value Fund, L.P., Biomedical Institutional Value Fund, L.P., Biomedical Offshore Value Fund, Ltd., WS Investments III, LLC, David J. Morrison and Class D Series of GEF-PS, L.P.) (the “Great Point Owners”) are each controlled by Great Point Partners, LLC.  In addition, four of the Other Selling Stockholders are controlled by Jeffrey R. Jay, who, as Senior Managing Member of Great Point Partners, LLC, also shares voting and investment power over the Offering Shares owned by the Great Point Owners.  For purposes of this letter, the four Other Selling Stockholders controlled by Jeffrey R. Jay are included in the definition of “Great Point Owners”.

The Great Point Owners have the right to designate two individuals to be nominated to the Company’s Board of Directors.  Mr. Davidson and Mr. Pesce were designated by Great Point Partners, LLC to serve as members of the Board of Directors, and currently serve on the Board.  The Great Point Owners account for approximately 10% of the Offering Securities.

The share ownership and board rights of the Participating Board Members and Great Point Owners are not dispositive as to whether a resale by the Selling Stockholders is a disguised distribution or primary offering.  The Staff’s Compliance and Disclosure Interpretation 612.12 contemplates that a large shareholder may engage in secondary offerings that are not deemed to be by and on behalf of an issuer as follows:

A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person

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that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4). (emphasis added)

The Staff has also noted in its Compliance and Disclosure Interpretation 116.15, that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries” (emphasis added).  Because the Company does not have an underwriting relationship with any of the Selling Stockholders (as described below) and each of the Selling Stockholders has borne the economic risk of their investment in the Company for a significant period of time, and for the other reasons set forth in this letter (including the large number of unrelated Selling Stockholders participating in this Offering), the Company believes that the proposed Offering is a genuine secondary offering.

The amount of shares involved.

The shares of Common Stock and shares of Common Stock issuable upon conversion of Series 1 Preferred Shares covered by the Registration represent approximately 46% of the Company’s total outstanding shares of Common Stock and shares of Common Stock issuable upon conversion of outstanding Series 1 Preferred Shares and approximately 65% of the Company’s total outstanding shares of Common Stock and shares of Common Stock issuable upon conversion of outstanding Series 1 Preferred Shares held by non-affiliates.  While the amount of PIPE Securities contemplated in the Registration Statement is large relative to the Company’s public float, the Company respectfully submits that this represents only one factor to be considered by the Staff in applying rule 415(a)(1)(i) and is not determinative in light of the other factors discussed in this letter.

Whether the Selling Stockholders are in the business of underwriting securities?

None of the Selling Stockholders has an underwriting relationship with the Company or is in the business of buying and selling securities (other than as an investment for their own account) or otherwise acting as an underwriter, and each of the Selling Stockholders has certified to the Company that such Selling Stockholder is not, and is not affiliated or associated with, a broker-dealer registered pursuant to Section 15 of the Exchange Act.   Each of the Selling Stockholders in the August 2013 Private Placement also represented to the Company as follows:

. . . 3.2  Purchase Entirely for Own Account.  The Securities to be purchased by the Investor will be acquired for investment for the Investor’s own account and not with a view to the resale or distribution of any part thereof, and such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.  Such Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer, or grant participation to any person with respect to any of the Securities.

Further, the Selling Stockholders were aware of the thin public market for the Common Stock and the likelihood that they would have to hold on to their Offering Shares for an extended period of time (as discussed above).  Since these Selling Stockholders are still subject to market risk if the Offering Shares decrease in value, the fact that they were willing to participate in the August 2013 Private Placement with the knowledge that their ability to fully exit their position would be restricted for an extended period of time should provide additional evidence that they purchased the PIPE Securities as an investment (and not with an intent to effect a distribution).

U.S. Securities and Exchange Commission
December 24, 2013

The PIPE Securities are not “toxic convertible” securities.

The proposed Offering covered by the Registration Statement does not present the same abusive concerns as “toxic convertible” transactions that the Staff had in mind when it invoked Rule 415 to express its objection to a number of PIPE transactions by micro-cap companies.  Based on the Company’s understanding, in many of these “toxic convertible” transactions, an issuer would commit to issuing shares at a conversion or exercise price that floated with the market price of the issuer’s underlying common stock.  In many cases, the shareholders who did not participate in the “toxic convertible” transaction saw the value of their shares decline dramatically due to dilution resulting from the trigger of price “resets” or floating conversion or exercise prices.

The August 2013 Private Placement did not involve the sale of securities with price “resets” or floating conversion or exercise prices that could effectively eliminate market risk to the investors in a private placement and permit such investors to profit even in the face of massive dilution and price declines. The Series 1 Preferred and 2013 Warrants are convertible or exercisable at fixed prices (subject to customary general corporate adjustments, but without anti-dilution protection or exercise price adjustment mechanisms in the event of dilutive future issuances of equity securities by the Company).

Accordingly, the Company believes that none of the features commonly associated with abusive PIPE transactions are present with respect to the proposed Offering to be covered by the Registration Statement.

Whether under the circumstances it appears that the Selling Stockholders are acting as a conduit for the Company?

The Company respectfully submits that the proposed Offering contemplated by the Registration Statement is “solely by or on behalf of persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary” and therefore should be permitted by Rule 415(a)(1)(i).  In addition, for the reasons described in our letter to the Staff, dated as of December 2, 2013, concerning the Staff’s comments to the Company’s registration statement on Form S-1 (File No. 333-191645) (the “Exchange Registration Statement”), the Company does not believe the pending Exchange Registration Statement has any effect on the foregoing analysis.

2.
Please clarify what you mean in footnote 54 and the similar footnotes when you say that “shares of common stock have been sold pursuant to” a prior registration statement.  If the shares are no longer owned by the selling stockholder, it is unclear why you believe it is appropriate to represent in this registration statement that those shares are being offered for sale by the selling stockholder.  Also, given the information regarding the number of shares that the selling stockholders acquired in the August 2013 exchange as mentioned in the attachments to your letter dated December 2, 2013, it appears that the sales that you mention in footnote 54 and the similar footnotes occurred after the exchange; please provide us you analysis supporting your conclusion that the prior registration statement (333-175507) registered for sale the securities issued after the exchange, citing all authority on which you rely.

In response to the Staff’s comment, the Company will amend footnotes 54 through 57 in the “Selling Stockholders” section of the prospectus to delete the statements regarding shares of common stock “sold pursuant to” a prior registration statement.  It is the Company’s understanding that such shares, which consisted of shares of Common Stock issued by the Company in its exchange transaction as described in the Exchange Registration Statement, were sold by the Selling Stockholders identified in footnotes 54 through 57 in reliance on Rule 144.  At the time of the initial filing of the Registration Statement on October 31, 2013, no such sales had occurred.  The Company

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agrees that such shares should not be reflected in this Registration Statement or the Exchange Registration Statement as shares offered for sale under either registration.  As such, the Company will amend the table in the “Selling Stockholders” section of this Registration Statement to remove such shares from the table.  As discussed in the Company’s response, dated as of the date hereof, to the Staff’s comments to the Company’s Exchange Registration Statement, the Company will also amend the Exchange Registration Statement and related prospectus to remove such shares from the securities being offered for sale pursuant to the Exchange Registration Statement.

3.
We note footnote 2 to your fee table and the last sentence of the first paragraph following the bullet points on page 18.  Please tell us the authority on which you rely to include “unnamed selling security holders.”  For guidance, please refer to the last sentence of the Division of Corporation Finance’s Regulation S-K Compliance and Disclosure Interpretation 140.03 available on the Commission’s website.

As of the time of filing Amendment No. 1 to the Registration Statement on December 19, 2013, 16 Selling Stockholders that participated in the August 2013 Private Placement had not returned completed Selling Stockholder Questionnaires for the purpose of being included in the Registration Statement and disclosed in the prospectus.  The maximum number of Offering Shares that may be offered for resale by these Unnamed Selling Stockholders (i.e., the number of Offering Shares subject to the PIPE Securities that the Unnamed Selling Stockholder purchased in the August 2013 Private Placement), subject to compliance with the Registration Rights Agreement and delivery of a completed Selling Stockholder Questionnaire, was added to the amount of securities being registered under the Registration Statement in reliance on Securities Act Rules CDI 220.03 (“CDI 220.03”)

The Company respectfully submits that, pursuant to CDI 220.03, a registrant that is not eligible to use Rule 430B(b) under the Securities Act, such as the Company, may “register the resale of the total amount of securities issued in [an] initial transaction and offered for resale, but omit from the prospectus the names and specific amounts to be offered by the unknown selling security holders.”  The Staff has advised that the registrant should instead refer at the time of effectiveness to any unnamed selling stockholders “in a generic manner by identifying the initial offering transaction in which the [relevant] securities were sold,” which the Company has disclosed on pages 4 and 14 of the prospectus.  See CDI 220.03.  As described by CDI 220.03, it is the Company’s intent to file a post-effective amendment to update the table in the “Selling Stockholders” section of the prospectus to include the identity and number of shares to be offered by any Unnamed Selling Stockholder that delivers a properly completed Selling Stockholder Questionnaire to the Company after the effective date of the Registration Statement.

Pursuant to Regulation S-K CDI 140.03, it is the Company’s understanding that a registrant may file a post-effective amendment to add the names of new selling security holders to the selling stockholder table of a registration statement.  It does not appear, however, that a registrant that is not eligible to use Rule 430B(b) would be permitted, based on the guidance in CDI 140.03 and 220.03, to file a post-effective amendment to add new securities to a resale registration statement after it has been declared effective.

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U.S. Securities and Exchange Commission
December 24, 2013

We appreciate your time and attention to the Company’s responses to the Staff’s comments.  Should you have any questions, please call me at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:           Ivan Trifunovich, Chief Executive Officer and President
John Harland, Chief Financial Officer